Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three month periods ended March 31, 2022 and 2023. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three month periods ended March 31, 2022 and 2023, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2023 (the “2022 Annual Report”).

Forward-Looking Statements

Our disclosure and analysis pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “could,” “projects,” “forecasts,” “potential”, “may,” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19, including variants thereto, such as, Omicron, and the Russian-Ukrainian war, on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity and capital resources, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of the 2022 Annual Report and our other public filings with the SEC. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	the length and number of off-hire periods and dependence on third-party managers;
●	business disruptions due to natural disasters and health catastrophes, such as COVID-19;
●	major geo-political events and conflicts, such as the Russian-Ukrainian war; and
●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the 2022 Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Overview

We are PYXIS TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. We currently own, directly or indirectly, 100% ownership interest in the following vessel owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone” and collectively with Seventhone, Eighthone and Tenthone, the “Vessel-owning Companies”).

Pyxis also currently owns 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD., established under the laws of the Republic of the Marshal Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD., established under the laws of the Republic of the Marshal Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD., established under the laws of the Republic of Malta (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020, and
●	MARITIME TECHNOLOGIES CORP., established under the laws of Delaware.

All of the Vessel-owning Companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	Dead Weight Tons (“DWT’)	Year built	Acquisition date

Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015
Tenthone	04/22/2021	Pyxis Karteria	46,652	2013	07/15/2021
Eleventhone	11/09/2021	Pyxis Lamda	50,145	2017	12/20/2021

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning Companies, including but not limited to chartering, financing and accounting, sale and purchase, insurance, operations, dry-docking and construction supervision, for a fixed daily fee per vessel, under a head management agreement (the “Head Management Agreement”).

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements may be cancelled by us or ITM for any reason at any time upon three months’ advance notice.

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Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. As of May 19, 2023, the three of our vessels in our fleet were employed in short term time charters and one in spot market. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter and is presented as a reduction in revenues.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuations in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Charters

Generally, a spot charter refers to a contract to carry a specific cargo for a single voyage, which commonly lasts from several days up to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. Brokerage commissions payable for both spot and time charter contracts, if any, depend on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Such commissions are deferred and amortized over the related period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

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General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which is described in more detail in our 2022 Annual Report and provides for the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of the Nasdaq Stock Market (“Nasdaq”), the Company’s board of directors’ (the “Board”) compensation and investor relations.

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively, for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. Scrap rate of $340/light weight ton (“LWT”) is used to calculate the salvage value of our vessels.

Special Survey and Dry-docking

We are obliged to periodically drydock each of our vessels for inspection, and to make significant modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months for scheduled inspections, depending on its age. The capitalized costs of dry-dockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the $6.0 million Amended and Restated Promissory Note we issued on October 28, 2015, in favor of Maritime Investors Corp. (the “Promissory Note”). During first quarter of 2023, we repaid in full the Promissory Note due to Maritime Investors Corp. Except for the interest payments under our Promissory Note that are based on a fixed rate, the interest rates under our other debt agreements are linked to the LIBOR and SOFR rates. In order to hedge our variable interest rate exposure, on January 19, 2018, we, through one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate on LIBOR of 3.5%. The interest rate cap terminated on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate on LIBOR of 2% with a termination date of July 8, 2025. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.5 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

In evaluating our financial condition, we focus on the above financial and operating measures as well as fleet and vessel type for utilization, time charter equivalent rates and operating expenses to assess our operating performance. We also monitor our cash position and outstanding debt to assess short-term liquidity and our ability to finance further fleet expansion. Discussions about possible acquisitions or sales of existing vessels are based on our financial and operational criteria which depend on the state of the charter market, availability of vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

Selected Information

Our selected consolidated financial data as of March 31, 2023 and for the three months ended March 31, 2022 and 2023, presented in the tables below, have been derived from our Unaudited Interim Condensed Consolidated Financial Statements and notes thereto included elsewhere herein. Our selected consolidated financial data as of December 31, 2022, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our 2022 Annual Report.

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Interim Condensed Consolidated Statements of Comprehensive Income / (Loss) Data	Three months ended March 31,
(Amounts in thousands of U.S. dollars, except per share data)	2022	2023

Revenues, net	$6,906	$11,616
Voyage related costs and commissions	(3,057)	(2,400)
Vessel operating expenses	(3,372)	(3,337)
General and administrative expenses	(608)	(1,305)
Management fees, related parties	(211)	(166)
Management fees, other	(310)	(248)
Amortization of special survey costs	(85)	(85)
Depreciation	(1,503)	(1,402)
Bad debt provisions	(50)	—
Gain/(Loss) from the sale of vessels, net	(466)	8,018
Operating income/(loss)	$(2,756)	$10,691

Other expenses, net:
Loss from debt extinguishment	(34)	(287)
(Loss)/Gain from financial derivative instruments	234	(59)
Interest and finance costs, net	(874)	(1,430)
Total other expenses, net	$(674)	$(1,776)

Net income/(loss)	$(3,430)	$8,915

Dividend Series A Convertible Preferred Stock	(231)	(219)
Net income/(loss) attributable to common shareholders	$(3,661)	$8,696

Income / (loss) per common share, basic	$(0.34)	$0.81
Income / (loss) per common share, diluted	$(0.34)	$0.71

Weighted average number of shares, basic	10,613,424	10,706,972
Weighted average number of shares, diluted	10,613,424	12,602,547

Interim Condensed Consolidated Balance Sheets Data	December 31,	March 31,
(Amounts in thousands of U.S. dollars)	2022	2023

Total current assets	$21,131	$35,371
Total other non-current assets	3,663	2,800
Total fixed assets, net	114,185	96,677
Total assets	$138,979	$134,848
Total current liabilities	12,561	10,100
Total non-current liabilities	65,047	54,668
Total stockholders’ equity	$61,371	$70,080

Interim Condensed Consolidated Statements of Cash Flows Data	Three months ended March 31,
(Amounts in thousands of U.S. dollars)	2022	2023

Net cash used in operating activities	$(2,886)	$6,569
Net cash (used in) / provided by investing activities	5,077	24,292
Net cash (used in) / provided by financing activities	(7,573)	(10,505)
Change in cash and cash equivalents and restricted cash	$(5,382)	$20,356

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As of March 31, 2023 our fleet consisted of four eco-efficient medium-range 2 (“MR2”) tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon”. Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, 2022 and March 1, 2022, respectively. Our eco-modified MR2, “Pyxis Malou” was sold on March 23, 2023. The following table presents the fleet data for the MR2 tankers for the three months of 2022 and 2023.

	Three months ended March 31,
MR Fleet data	2022	2023

Ownership days (1)	450	442
Available days (2)	436	438
Operating days (3)	324	392
Utilization % (4)	74.3%	89.5%
Daily time charter equivalent rate (5)	$11,227	$23,508
Daily vessel operating expenses (6)	$6,991	$7,554
Average number of vessels (7)	5.0	4.9
Number of vessels at period end	5	4
Weighted average age of vessels at period end (8)	8.6	8.6

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of Available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of Operating days during a period by the number of Available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily TCE rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by Operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by Ownership days.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the DWT of each vessel on the total fleet DWT.

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The following table reflects the calculation of our medium range (“MR”) fleet daily TCE rates for the three month periods ended March 31, 2022 and 2023:

(Amounts in thousands of U.S. dollars, except	Three months ended March 31,
for operating days and daily TCE rates)	2022	2023

MR Revenues, net	$6,309	$11,616
MR Voyage related costs and commissions	(2,671)	(2,401)
MR Time charter equivalent revenues (1)	$3,638	$9,215

MR Operating days for fleet (2)	324	392
MR Daily TCE rate (1) , (2)	$11,227	$23,508

(1)	Subject to rounding;
(2)	“Northsea Alpha” and “Northsea Beta” which were sold on January 28, 2022 and March 1, 2022 respectively, have been excluded in the above table. Both vessels have been under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. For the three months ended March 31, 2022, “Revenues, net” attributable to these vessels was $597 thousands and “Voyage related costs and commissions” was $385 thousands.

The following table reflects the daily TCE rate, daily operating expenses (“Opex”) and utilization rate on a per MR2 vessel type for the three month periods ended March 31, 2022 and 2023:

MR2 Vessels Rates		Three months ended March 31,
(Amounts in U.S. dollars per day)		2022	2023

Eco-Efficient MR2: (2023: 4 vessels)
(2022: 4 vessels)	TCE :	11,356	24,809
	Opex :	6,801	7,281
	Utilization % :	74.6%	91.9%
Eco-Modified MR2: (1 vessel)
	TCE :	10,722	16,965
	Opex :	7,749	8,751
	Utilization % :	73.3%	79.3%
Fleet: (2023: 5 vessels) *
(2022: 5 vessels) *	TCE :	11,227	23,508
	Opex :	6,991	7,554
	Utilization % :	74.3%	89.5%

*

a) Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, and March 1, 2022, respectively. Both vessels had been under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. The small tankers have been excluded in the above table calculations.

b) In February 2022, the “Pyxis Epsilon” experienced a brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March 2022.

c) The Eco-Modified “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

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Results of Operations

Three months ended March 31, 2022 and 2023

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below. (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $11.6 million for the three months ended March 31, 2023, represented an increase of $4.7 million, or 68%, from $6.9 million in the comparable period of 2022. In the first quarter of 2023, our MR daily TCE rate for our fleet was $23,508, a $12,281 per day increase from the same period in 2022. The aforementioned variations are the result of the significant improvement in charter rates between the comparable periods.

Voyage related costs and commissions: Voyage related costs and commissions of $2.4 million in the first quarter of 2023, represented a decrease of $0.7 million, or 21%, from $3.1 million in the same period of 2022, primarily as a result of decreased spot employment for our MR’s from 132 days in the first quarter in 2022 to 76 days in the first quarter in 2023 and as a result of the sales of “Northsea Alpha” and “Northsea Beta” which occurred during the first quarter of 2022. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.3 million for the three month period ended March 31, 2023, remained stable compared to 2022, as a result of slightly higher operating expenses for our MR’s fully offset of lower operating expenses due to the sales of “Northsea Alpha” and “Northsea Beta” during the first quarter of 2022.

General and administrative expenses: General and administrative expenses of $1.3 million for the first quarter, 2023, increased by $0.7 million or 115% compared to $0.6 million in the same period of 2022. The increase was attributable mainly to the higher administration fees that were adjusted by 9.65% to reflect the 2022 inflation rate in Greece and a performance bonus of $0.6 million to our ship management company, Maritime, an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis.

Management fees: For the three months ended March 31, 2023, management fees charged by Maritime and to ITM, our fleet’s technical manager, decreased by $0.1 million to $0.4 million compared to $0.5 million in the same period of 2022. The decrease is the result of the sales of “Northsea Alpha” and “Northsea Beta” which occurred during the first quarter of 2022 partially counterbalanced by the fact that ship management fees to Maritime for the three months ended March 31, 2023 adjusted upwards to reflect the 9.65% annual 2022 inflation rate in Greece.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended March 31, 2023, remained flat compared to the same period in 2022.

Depreciation: Depreciation of $1.4 million for the quarter ended March 31, 2023, decreased by $0.1 million or 7% compared to $1.5 million in the same period of 2022. The decrease was attributed to ceasing of depreciation due to the sale of vessel “Pyxis Malou” during the first quarter of 2023 and due to the sales of “Northsea Alpha” and “Northsea Beta” during the first quarter of 2022.

Gain/(Loss) from the sale of vessels, net: During the three months ended March 31, 2023, we recorded a net gain of $8.0 million related to the sale of our oldest MR tanker, the “Pyxis Malou”. In the comparable quarter in 2022, we recorded $0.5 million loss related to repositioning costs for the delivery of the “Northsea Alpha” and “Northsea Beta” to their buyer.

Loss from debt extinguishment: During the three months ended March 31, 2023, we recorded a loss from debt extinguishment of approximately $0.3 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the loans repayment of the “Pyxis Malou” which sold on March 23, 2023 and “Pyxis Karteria” refinance during the first quarter. During the three months ended March 31, 2022, we recorded a loss from debt extinguishment of approximately $0.03 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayment of the “Northsea Alpha” and “Northsea Beta” loans.

Interest and finance costs, net: Interest and finance costs, net, for the quarter ended March 31, 2023, were $1.4 million, compared to $0.9 million in the comparable period in 2022, an increase of $0.6 million, or 64%. Despite lower average debt levels, this increase was primarily attributable to higher LIBOR rates paid on all the floating rate bank debt. In addition to scheduled loan amortization, we prepaid the $6.0 million 7.5% Promissory Note in full during the first quarter, 2023. On March 13, 2023, the Company completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel with a $15.5 million five year secured loan from a new lender. The loan is priced at SOFR plus 2.7%.

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Cash Flows

Our principal sources of funds for the three months ended March 31, 2023, have been cash from our operating and investing activities as well as proceeds from vessel sale. Our principal uses of funds have been the working capital requirements and the debt service payments on our loan agreements. Cash and cash equivalents and restricted cash as of March 31, 2023, amounted to $30.6 million, compared to $10.2 million as of December 31, 2022. As of March 31, 2023, we had a working capital surplus of $25.3 million compared to working capital surplus of $8.6 million as of December 31, 2022. We define working capital as current assets minus current liabilities.

Operating Activities

Net cash provided by operating activities was $6.6 million for the three months ended March 31, 2023, compared to net cash used of $2.9 million for the same period in 2022. The net income for the period was $8.9 million compared to net loss of $3.4 million for the three month period ended March 31, 2022, contributing $12.3 million more operating cash. Aggregate movements in working capital accounts, current assets and current liabilities, driven to increased cash by $3.8 million. This increase was mainly attributable to the $5.5 million increase from net trade accounts receivable, $1.0 million increase from inventories and $2.1 million decrease of hire collected in advance.

Investing Activities

Net cash provided by investing activities during the three months ended March 31, 2023, was $24.3 million a result of the $24.3 million proceeds, net of commissions and related expenses, of the sale of the “Pyxis Malou”. The same period in 2022 reflected an aggregate $5.1 million in net cash provided by investing activities which were primarily a result of the $8.5 million proceeds, net of commissions, of the sale of the “Northsea Alpha” and “Northsea Beta” partially offset by the $3.0 million cash settlement of the balance related to “Pyxis Lamda” acquisition and $0.4 million payments for the Ballast Water Treatment System (“BWTS”) installed in “Pyxis Lamda” during the period.

Financing Activities

Net cash used in financing activities was $10.5 million for the three month period ended March 31, 2023, mainly reflected new long-term debt of $15.5 million for Tenthone, secured by the “Pyxis Karteria” counterbalanced by repayment of the financing fees payments of $0.1 million related to the new loan facilities and aggregate of $20.2 million of debt principal payments, including the prepayments of the Fourthone’s for “Pyxis Malou” sale and Tenthone’s loan facilities of an aggregate $17.94 million to Alpha Bank and Vista Bank, respectively. In addition, during the first quarter of 2023 we repaid in full the $6.0 million Promissory Note. We also received $0.6 million from the financial derivative instrument – cap rate sale and we paid $0.2 million dividends related to the 7.75% Series A Cumulative Convertible Preferred Shares (the “Series A Preferred Shares”).

For the three month period ended March 31, 2022, mainly reflecting the aggregate of $7.4 million of debt principal payments, including the prepayments of the Secondone’s and Thirdone’s loan facilities of an aggregate $5.8 million to Amsterdam Trade Bank N.V.. Also, during the first quarter of 2022, we paid $0.2 million dividends related to the 7.75% Series A Cumulative Convertible Preferred Shares (the “Series A Preferred Shares”).

Debt Agreements

For information relating to our debt agreements, please see Note 8 to our financial statements included in our 2022 Annual Report for the year ended December 31, 2022 and Note 7 to our Unaudited Interim Condensed Consolidated Financial Statements for the three month periods ended March 31, 2022 and 2023 included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash flows from operations, borrowings from bank debt and our related parties, private placement of common stock and issuance of convertible preferred shares and we expect in the future, cash flow from operations, proceeds from further issuances of equity and debt as well as re-financings of debt. Recognizing the uncertainty caused by COVID-19 and the potential impact of the Russian-Ukrainian war, we expect that our future liquidity requirements should relate primarily to:

●	our vessel operating expenses, including dry-docking and special survey costs;
●	payments of interest and other debt-related expenses and the repayment of principal on our loans;

9

●	payment of technical and commercial management fees for our daily vessel operations;
●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants including potential dry-docking reserves; and
●	potential vessel acquisitions.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and, upon occasion, amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform on a regular basis cash flow projection to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under the existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses and debt servicing requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of March 31, 2023, we had a working capital surplus of $25.3 million, defined as current assets minus current liabilities. As of the filing date of the first quarter of 2023 Unaudited Interim Condensed Consolidated Financial Statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period, through cash generated from operations and by managing our working capital requirements. In addition, the Company may consider the raising of capital including debt, equity securities, joint ventures and/or sale of assets for corporate and strategic reasons.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels.

While we pay cash dividends on our outstanding Series A Preferred Stock, we do not intend to pay dividends to the holders of our common shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

On May 11, 2022, following the Company’s annual shareholder meeting the board of directors of the Company approved the implementation of a reverse stock split (the “Reverse Stock Split”) of our common shares at the ratio of one share for four existing common shares, effective May 13, 2022. Following the Reverse Stock Split, our common shares continued trading on the Nasdaq Capital Markets under its existing symbol, “PXS”, with a new CUSIP number, 71726130. The payment for fractional share interests in connection with the Reverse Stock Split reduced the outstanding common shares to 10,613,424 post-Reverse Stock Split. The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the common shares on the Nasdaq Capital Markets. Furthermore, following the Reverse Stock Split, (a) the Conversion Price, as defined in the certification of designation of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares (NASDAQ Cap Mkts: PXSAP), was adjusted from $1.40 to $5.60 and (b) the Exercise Price, as defined in the Company’s warrants to purchase common shares (NASDAQ Cap Mkts: PXSAW), was adjusted from $1.40 to $5.60. All the share and per share information for all periods presented has been adjusted to reflect the one for four Reverse Stock Split.

On January 25, 2023 we sold our $9.6 million interest cap rate on LIBOR of 2% with termination date of July 8, 2025 and we realized a net cash gain of $0.5 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

On February 10, 2023 we repaid $3.0 million of the $6.0 million 7.5% promissory note due Maritime Investors Corp., an affiliate of Mr. Valentis. The remaining balance of this obligation was repaid on March 14, 2023.

On March 13, 2023, the Company completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel with a $15.5 million five year secured loan from a new lender, Piraeus Bank, S.A. Loan principal is repayable over 5 years with quarterly amortization. The loan is priced at SOFR plus 2.7% with standard terms and conditions.

On March 23, 2023, pursuant to the sale agreement that we entered into on March 1, 2023, the “Pyxis Malou” was delivered to her buyer. The aggregate gross sale price was $24.8 million from which $6.4 million was used for the prepayment of the respective loan facility and $0.75 million to prepay the outstanding loan for the “Pyxis Lamda”.

10

During the months of January through March, 2023 the Company paid monthly cash dividends of $0.1615 for each outstanding Series A Preferred Share, which aggregated to $207 for the three months ended as of March 31, 2023.

On March 31, 2023, we had a total of 10,745,654 common shares (the “Common Shares”) issued and outstanding of which Mr. Valentis beneficially owned 53.3%, 420,085 Series A Preferred Shares (trading symbol - PXSAP), which have a conversion price of $5.60, and 1,590,540 warrants (PXSAW), which have an exercise price of $5.60, (excluding non-tradeable underwriter’s common stock purchase warrants of which 428,571 and 16,000 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Series A Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively).

Results of Annual Meeting of Shareholders of May 11, 2023

At the scheduled annual 2023 shareholder meeting, the Company’s shareholders re-elected Mr. Basil Mavroleon and Mr. Robin Das as Class III Directors to serve for a term of three years until the 2026 annual meeting.

Subsequent Events

During April 2023, the Company paid monthly cash dividends of $0.1615 per share on its outstanding Series A Preferred Shares, amounting to approximately $68,000. Similarly, on May 2, 2023, the board of directors of Pyxis declared a monthly dividend of $0.1615 per share, for the month of May 2023. The cash dividend of $68,000 will be payable on May 22, 2023, to holders of record as of May 15, 2023.

On May 11, 2023, our Board of Directors authorized a common stock re-purchase program of up to $2 million for a period of six months through open market transactions.

There are not any other subsequent events which might affect the financial statements.

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 14 to our Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three month periods ended March 31, 2022 and 2023 included elsewhere herein.

Fleet Information (as of May 19, 2023)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Earliest Redelivery Date

Pyxis Lamda	SPP / S. Korea	MR	50,145	2017	Spot	n/a	n/a
Pyxis Epsilon (2)	SPP / S. Korea	MR	50,295	2015	Time	$30,000	Sep 2023
Pyxis Theta (3)	SPP / S. Korea	MR	51,795	2013	Time	22,500	Jun 2023
Pyxis Karteria (4)	Hyundai / S. Korea	MR	46,652	2013	Time	30,000	May 2023
			198,887

1)	Charter rates are gross in U.S.$ and do not reflect any commissions payable.
2)	“Pyxis Epsilon” is fixed on a time charter for 12 months, +/- 30 days at $30,000 per day.
3)	“Pyxis Theta” is fixed on a time charter for min 120 days and max 180 days. 0-30 days at $13,500 per day, 31-60 days at $18,500 per day, 61-120 days at $22,500 and 121-180 days at $26,000 per day.
4)	“Pyxis Karteria” was fixed on a time charter for min 4, max 6 months at $16,000 per day. Charterer declared his option of additional min 45 max 90 days at $30,000 after the vessel completed her second special survey in Mid-April, 2023.

11

pYXIS TANKERS INC.

INDEX TO Unaudited Interim Condensed Consolidated Financial Statements

PYXIS TANKERS INC.

Consolidated Balance Sheets

As of December 31, 2022 and March 31, 2023 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Notes	December 31, 2022	March 31, 2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$7,563	$28,145
Restricted cash, current portion		376	400
Inventories	4	1,911	894
Trade accounts receivable, net	13	10,469	4,987
Prepayments and other current assets		204	657
Insurance claim receivable		608	288
Total current assets		21,131	35,371

FIXED ASSETS, NET:
Vessels, net	5	114,185	96,677
Total fixed assets, net		114,185	96,677

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion		2,250	2,000
Financial derivative instrument		619	—
Deferred dry dock and special survey costs, net	6	794	800
Total other non-current assets		3,663	2,800
Total assets		$138,979	$134,848

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$5,829	$5,704
Trade accounts payable		2,604	2,676
Due to related parties	3	1,028	1,107
Hire collected in advance		2,133	—
Accrued and other liabilities		967	613
Total current liabilities		12,561	10,100

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	7	59,047	54,668
Promissory note	3	6,000	—
Total non-current liabilities		65,047	54,668

COMMITMENTS AND CONTINGENCIES	11	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,473 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2022 and 420,085 at March 31, 2023)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,614,319 shares issued and outstanding as at December 31, 2022 and 10,745,654 at March 31, 2023, respectively)	8	11	11
Additional paid-in capital	8	111,869	111,869
Accumulated deficit		(50,509)	(41,800)
Total stockholders’ equity		61,371	70,080
Total liabilities and stockholders’ equity		$138,979	$134,848

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

F-1

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss)

For the three month periods ended March 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Three months ended March 31,
	Notes	2022	2023

Revenues, net	13	$6,906	$11,616

Expenses:
Voyage related costs and commissions	3	(3,057)	(2,400)
Vessel operating expenses		(3,372)	(3,337)
General and administrative expenses	3	(608)	(1,305)
Management fees, related parties	3	(211)	(166)
Management fees, other		(310)	(248)
Amortization of special survey costs	6	(85)	(85)
Depreciation	5	(1,503)	(1,402)
Bad debt provisions		(50)	—
Gain/(Loss) from the sale of vessels, net		(466)	8,018
Operating income/(loss)		(2,756)	10,691

Other expenses, net:
Loss from debt extinguishment	7	(34)	(287)
Gain/(loss) from financial derivative instruments	10	234	(59)
Interest and finance costs, net	12	(874)	(1,430)
Total other expenses, net		(674)	(1,776)

Net income/(loss)		$(3,430)	$8,915

Dividend Series A Convertible Preferred Stock		(231)	(219)

Net income/(loss) attributable to common shareholders	9	$(3,661)	$8,696

Income/(loss) per common share, basic	9	$(0.34)	$0.81
Income/(loss) per common share, diluted	9	$(0.34)	$0.71

Weighted average number of common shares, basic	9	10,613,424	10,706,972
Weighted average number of common shares, diluted	9	10,613,424	12,602,547

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the three month periods ended March 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible		Common
	Preferred Shares		Stock		Additional		Total
	# of shares	Par Value	# of shares	Par Value	Paid-in Capital	Accumulated Deficit	Stockholders’ Equity

Balance January 1, 2023	449,473	—	10,614,319	$11	$111,869	$(50,509)	$61,371
Conversion of Series A Convertible Preferred Shares to common stock	(29,388)	—	131,335	—	—	—	—
Preferred stock dividends paid	—	—	—	—	—	(207)	(207)
Net income	—	—	—	—	—	8,916	8,916
Balance March 31, 2023	420,085	—	10,745,654	$11	$111,869	$(41,800)	$70,080

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the three month periods ended March 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended March 31,
	2022	2023
Cash flows from operating activities:
Net income/(loss)	$(3,430)	$8,915
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,503	1,402
Amortization and write-off of special survey costs	85	85
Amortization and write-off of financing costs	81	69
Loss from debt extinguishment	34	287
Loss/(Gain) from financial derivative instrument	(234)	59
Gain on sale of vessel, net	—	(8,018)
Bad debt provisions	50	—
Changes in assets and liabilities:
Inventories	(750)	1,017
Due from related parties	854	79
Trade accounts receivable, net	(947)	5,482
Prepayments and other assets	(113)	(453)
Insurance claim receivable	(1,601)	320
Special survey cost	(370)	(260)
Trade accounts payable	2,175	72
Hire collected in advance	—	(2,133)
Accrued and other liabilities	(223)	(354)
Net cash provided by/(used in) operating activities	$(2,886)	$6,569

Cash flow from investing activities:
Proceeds from the sale of vessel, net	8,509	24,292
Payments for vessel acquisition	(2,995)	—
Ballast water treatment system installation	(437)	—
Net cash provided by investing activities	$5,077	$24,292

Cash flows from financing activities:
Proceeds from long-term debt	—	15,500
Repayment of long-term debt	(7,355)	(20,215)
Repayment of promissory note	—	(6,000)
Financial derivative instrument	—	561
Payment of financing costs	—	(144)
Preferred stock dividends paid	(218)	(207)
Net cash used in financing activities	$(7,573)	$(10,505)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(5,382)	20,356
Cash and cash equivalents and restricted cash at the beginning of the period	9,874	10,189
Cash and cash equivalents and restricted cash at the end of the period	$4,492	$30,545

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$877	$3,912
Unpaid portion of vessel additions	—	—
Unpaid portion of Ballast water treatment system installation	118	—

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

F-4

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of March 31, 2023, Pyxis owns 100% ownership interest in the following four vessel-owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone” and collectively with Seventhone, Eighthone and Tenthone the “Vessel-owning companies”).

Pyxis also currently owns 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of the Marshal Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of the Marshal Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020 and,
●	MARITIME TECHNOLOGIES CORP, established under the laws of Delaware.

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	Dead Weight tons “DWT”	Year built	Acquisition date
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015
Tenthone	04/22/2021	Pyxis Karteria	46,652	2013	07/15/2021
Eleventhone	11/09/2021	Pyxis Lamda	50,145	2017	12/20/2021

Effective May 13, 2022, the Company effected a four-for-one reverse stock split on its issued and outstanding common stock. All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

The accompanying Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying Unaudited Interim Condensed Consolidated Financial Statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2023. These Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and footnotes for the year ended December 31, 2022, included in the Company’s Annual Report on Form 20-F filed with the SEC on April 12, 2023 (the “2022 Annual Report”).

F-5

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

1.	Basis of Presentation and General Information: -Continued:

Revenues for the three month periods ended March 31, 2022 and 2023, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

Charterer	Three months ended March 31,
	2022	2023
A	—	54%
B	31%	20%
C	12%	—
D	11%	—
E	—	15%
F	—	11%
Total	54%	100%

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying Consolidated Balance Sheets that are presented in the accompanying interim condensed consolidated statement of cash flows for the three month periods ended March 31, 2022 and 2023.

	March 31,
	2022	2023
Cash and cash equivalents	$1,901	$28,145
Restricted cash, current portion	341	400
Restricted cash, net of current portion	2,250	2,000
Total cash and cash equivalents and restricted cash	$4,492	$30,545

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, as discussed in Note 3.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice.

As of March 31, 2023, the Company had a working capital surplus of $25,271, defined as current assets minus current liabilities. As of the filing date of the Unaudited Interim Condensed Consolidated Financial Statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through operating cash flows, management of working capital, sale of assets, refinancing indebtedness or raising additional equity capital, or a combination thereof.

As of March 31, 2023, Mr. Valentis beneficially owned approximately 53.3% of the Company’s common stock.

2.	Significant Accounting Policies:

The accounting policies followed in the preparation of these Unaudited Interim Condensed Consolidated Financial Statements are the same with those applied in the preparation of the Company’s Consolidated Financial Statements for the year ended December 31, 2022. See Note 2 to the Company’s Consolidated Financial Statements for the year ended December 31, 2022, included in the 2022 Annual Report. There have been no material changes to these policies in the three month period ended March 31, 2023.

F-6

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3.	Transactions with Related Parties:

The following transactions with related parties occurred during the three month periods ended March 31, 2022 and 2023.

(a)	Maritime:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying unaudited interim Consolidated Statements of Comprehensive Income / (Loss):

	Three months ended March 31,
	2022	2023
Included in Voyage related costs and commissions
Charter hire commissions	$88	$144

Included in Management fees, related parties
Ship-management Fees	211	166

Included in General and administrative expenses
Administration Fees	407	447

Total	$706	$757

As of December 31, 2022 and March 31, 2023, the balances with Maritime was a due to of $1,028 and $1,107, respectively, and are included in Due to related parties in the accompanying Consolidated Balance Sheets. The balances with Maritime are interest free and with no specific repayment terms.

The Company uses the services of Maritime, to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel (the “Head Management Agreement”). For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime. For the administrative management services, the Company pays Maritime a fixed fee of $1,600 annually (the “Administration Fees”) under the Head Management Agreement. In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-management Fees.

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2019 and 2020, the Ship-management Fees and the Administration Fees were increased by 0.62%, and, 0.26% respectively, in line with the average inflation rate of Greece for 2018 and 2019. For 2020, the average rate in Greece was a deflation of 1.24% and, as a result, no adjustment was made to the Ship-management Fees and the Administration Fees effective January 1, 2021, which remained, for the particular calendar year, as per the previous year. Effective January 1, 2022 and 2023, the Ship-management Fees and the Administration Fees were increased by 1.23% and 9.65%, respectively, in line with the average inflation rate of Greece for 2021 and 2022.

(b)	Maritime Investors Corp.:

On February 10, 2023 the Company repaid $3 million of the $6 million of the Amended & Restated Promissory Note due to Maritime Investors Corp.

On March 13, 2023, the Company completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel with a $15.5 million five year secured loan from a new lender, Piraeus Bank, S.A. Loan principal is repayable over five years with quarterly amortization. The Loan is priced at SOFR plus 2.7% with standard terms and conditions. The net proceeds, after payment of closing fees and expenses, was used to repay bank debt on the vessel and the $3 million outstanding of the $6 million Promissory Note due to Maritime Investors Corp.

F-7

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3.	Transactions with Related Parties: – Continued:

Interest charged on the Amended & Restated Promissory Note for the three months ended March 31, 2022 and 2023, amounted to $111 and $69, respectively, and is included in Interest and finance costs, net in the accompanying unaudited interim Consolidated Statements of Comprehensive Income / (Loss). The outstanding balance of the Promissory Note as of March 31, 2023, amounting to nil.

4.	Inventories:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	December 31,	March 31,
	2022	2023
Lubricants	$617	$452
Bunkers	1,294	442
Total	$1,911	$894

5.	Vessels, net:

The amounts in the accompanying Consolidated Balance Sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance January 1, 2023	$148,736	$(34,551)	$114,185

Sale of Vessel - Pyxis Malou	(25,000)	8,894	(16,106)
Depreciation	—	(1,402)	(1,402)
Balance March 31, 2023	$123,736	$(27,059)	$96,677

On March 23, 2023, pursuant to the sale agreement that we entered into on March 1, 2023, the “Pyxis Malou” was delivered to her buyer. The aggregate gross sale price was $24.8 million from which $6.4 million was used for the prepayment of the respective loan facility and $0.75 million to prepay the outstanding loan for the “Pyxis Lamda”.

As of March 31, 2023, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amounts were fully recoverable for the Company’s vessels held and used and, consequently, no impairment charge was deemed necessary for the period ended March 31, 2023.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

6.	Deferred dry dock and special survey costs, net:

The movement in deferred charges, net, in the accompanying Consolidated Balance Sheets are as follows:

2023

Balance January 1,	$794
Additions	260
Amortization of special survey costs	(85)
Pyxis Malou write-off	(169)
Balance March 31,	$800

The additions during the first quarter are related with “Pyxis Karteria” special survey which completed on April 14, 2023. The amortization of the special survey costs is separately reflected in the accompanying unaudited interim consolidated statement of comprehensive income /(loss).

F-8

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt:

The amounts shown in the accompanying Consolidated Balance Sheets at December 31, 2022 and March 31, 2023, are analyzed as follows:

	December 31,	March 31,
Vessel (Borrower)	2022	2023
(a) “Pyxis Malou” (Fourthone)	$6,616	$—
(b) “Pyxis Theta” (Seventhone)	12,550	12,250
(c) “Pyxis Epsilon” (Eighthone)	14,900	14,600
(d) “Pyxis Karteria” (Tenthone)	11,800	15,500
(e) “Pyxis Lamda” (Eleventhone)	19,884	18,684
Total	$65,750	$61,034

	December 31,	March 31,
	2022	2023

Current portion	$6,100	$5,926
Less: Current portion of deferred financing costs	(271)	(222)
Current portion of long-term debt, net of deferred financing costs, current	$5,829	$5,704

Long-term portion	$59,650	$55,108
Less: Non-current portion of deferred financing costs	(603)	(440)
Long-term debt, net of current portion and deferred financing costs, non-current	$59,047	$54,668

(a)&(e) On December 20, 2021, Fourthone and Eleventhone concluded as joint and several borrowers a loan agreement with Alpha Bank in order to refinance the existing facility of the “Pyxis Malou” and to partly finance the acquisition of the “Pyxis Lamda”.

On the same date, Fourthone drew down an amount of $7,320 and fully settled the previous loan facility outstanding balance of $7,320. On March 23, 2023, pursuant to the sale agreement with an unaffiliated third party we delivered “Pyxis Malou” to her buyer. The aggregate gross sale price was $24.8 million from which $6.4 million was used for the prepayment of the respective loan facility and $0.75 million to prepay the outstanding loan for the “Pyxis Lamda”. As of March 31, 2023, the loan balance of Pyxis Malou has been fully settled.

Upon delivery of “Pyxis Lamda”, on December 20, 2021, Eleventhone drew down an amount of $21,680. As of March 31, 2023, the outstanding balance of the Eleventhone loan of $18,684 is repayable in 15 consecutive quarterly installments of $432 each, the first falling due in June 2023, and the last installment accompanied by a balloon payment of $12,210 falling due in December 2026.

The loan bears interest at SOFR plus a margin of 3.15% per annum.

Standard loan covenants include, among others, a minimum liquidity and a minimum required Security Cover Ratio (“MSC”). The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreements:

Covenants:

●	The borrower undertook to maintain minimum deposit with the bank of $750 at all times, (which shall be reduced to the amount of $500, upon receipt of time charter employment for a period of at least six months).
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis. As of March 31, 2023, the requirement was met as such ratio was 35.5%, or 39.5% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the vessels, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

F-9

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt: – Continued:

(b) On July 8, 2020, Seventhone entered into a $15,250 secured loan agreement with Alpha Bank, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility, which was fully settled on the same day. As of March 31, 2023, the outstanding balance of the Seventhone loan of $12,250 is repayable in 10 consecutive quarterly installments of $300 each, the first falling due in April 2023, and the last installment accompanied by a balloon payment of $9,250 falling due in July 2025. The loan bears interest at SOFR plus a margin of 3.35% per annum.

Standard loan covenants include, among others, a minimum liquidity and a MSC. The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreement:

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis. As of March 31, 2023, the requirement was met as such ratio was 35.5%, or 39.5% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Seventhone or of the Company or any share therein or the “Pyxis Theta”, as a result of which less than 100% of the shares and voting rights in Seventhone or less than 20% of the shares and voting rights in the corporate guarantor remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(c) As of March 31, 2023, the outstanding balance of Eighthone loan amounted to $14,600 and is repayable in 12 quarterly installments of $300 each, the first due in June 2023, and the last installment accompanied by a balloon payment of $11,000 due in March 2026. The loan bears interest at SOFR plus a margin of 3.35% per annum.

Standard loan covenants include, among others, a minimum liquidity and a MSC. The facility imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis. As of March 31, 2023, the requirement was met as such ratio was 35.5%, or 39.5% lower than the required threshold.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Eighthone or of Pyxis or any share therein or the “Pyxis Epsilon”, as a result of which less than 100% of the shares and voting rights in Eighthone or less than 20% of the shares and voting rights in Pyxis remain in the ultimate legal and beneficial owners disclosed at the negotiation of this loan agreement.

(d) On March 13, 2023 Tenthone concluded a loan agreement with Piraeus Bank in order to refinance the existing facility of the “Pyxis Karteria”. On the same date, Tenthone drew down an amount of $15,500 and fully settled the previous loan facility outstanding balance of $11,500. As of March 31, 2023, the outstanding balance of the Tenthone loan of $15,500 is repayable in 4 quarterly installments of $450,000, followed by 16 quarterly installments of $300,000 each, the first falling due in June 13, 2023, and the last installment accompanied by a balloon payment of $8,900 falling due in March 2028.

Standard loan covenants of the Tenthone loan include, among others, a minimum liquidity and a MSC. Certain major covenants include, as defined in such agreement:

●	The borrower undertakes to maintain minimum deposit with the bank of $ $900,000 reduced to $500,000 after 6 months.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of the Promissory Note) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis. As of March 31, 2023, the requirement was met as such ratio was 35.5%, or 39.5% lower than the required threshold.

F-10

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt: – Continued:

●	MSC is to be at least 125% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2 million and (ii) 3% of the total debt excluding any promissory note.

Amounts presented in Restricted cash, current and non-current, in the Consolidated Balance Sheets are related to minimum cash and the retention account requirements imposed by the Company’s debt agreements.

The annual principal payments required to be made after March 31, 2023, are as follows:

To March 31,	Amount
2024	$5,927
2025	5,327
2026	24,977
2027 and thereafter	24,803
Total	$61,034

Total interest expense on long-term debt and the Promissory Note for the three months ended March 31, 2022, and 2023, amounted to $810, and $1,405, respectively, and is included in Interest and finance costs, net (Note 12) in the accompanying Consolidated Statements of Comprehensive Income/(Loss). The Company’s weighted average interest rate (including the margin) for the three months ended March 31, 2022 and 2023, was 4.04% and 8.15% per annum, including the Promissory Note discussed in Note 3, respectively.

As of March 31, 2023, the Company was in compliance with all of the loan covenants in its loan agreements and there was no amount available to be drawn down under the existing loan agreements.

8.	Equity Capital Structure and Equity Incentive Plan:

Effective May 13, 2022, the Company effected a four-for-one reverse stock split on its issued and outstanding common stock. All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

The Company’s authorized common and preferred stock consists of 450,000,000 common shares, 50,000,000 preferred shares of which 1,000,000 are authorized as Series A Preferred Shares.

As of December 31, 2022 and March 31, 2023, the Company had a total of 10,614,319 and 10,745,654 common shares issued and outstanding, respectively and 449,473 and 420,085 Series A Convertible Preferred Shares (trading symbol - PXSAP), which have a conversion price of $5.60, issued and outstanding, respectively, each with a par value of USD 0.001 per share.

Furthermore, as of December 31, 2022 and March 31, 2023, the Company had outstanding warrants which amounted to 1,590,540, (PXSAW), which have an exercise price of $5.60, (exclusive of 4,683 underwriter’s warrants to purchase 4,683 Series A Convertible Preferred Shares at an average exercise price of $24.97 and 16,000 underwriter’s warrant to purchase 16,000 common shares with exercise price $5.60. The Company has also issued to the placement agent 428,571 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date, or on August 23, 2021 and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $8.75, or 125% of the offering price of the shares. As of December 31, 2022 and March 31, 2023 all the respective non-tradeable underwriter’s warrants remain outstanding.

During the first quarter of 2023, an aggregate of 29,388 of Series A Convertible Preferred Shares were converted into 131,335 registered common shares of the Company while no Warrants were exercised. After March 31, 2023 and up to the date of these Unaudited Interim Condensed Consolidated Financial Statements, further 16,254 Series A Convertible Preferred Shares had been converted, resulting in the issuance of 72,589 PXS common shares. At March 31, 2023, the Company had 420,085 outstanding Series A Convertible Preferred Shares and 1,590,540 Warrants (exclusive of 4,683 underwriter’s Warrants to purchase 4,683 Series A Convertible Preferred Shares and 16,000 underwriter’s warrant to purchase 16,000 common shares which remained outstanding as of March 31, 2023).

F-11

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

8.	Equity Capital Structure and Equity Incentive Plan: - Continued:

During the months of January through March, 2023 the Company paid monthly cash dividends of $0.1615 for each outstanding Series A Preferred Share, which aggregated to $207 for the three months ended as of March 31, 2023. As of that date, Mr. Valentis beneficially owned 5,731,942 or approximately 53.3% of our outstanding shares.

9.	Income /(Loss) per Common Share:

	Three months ended March 31,
	2022	2023
Net income/(loss) available to common stockholders, basic	$(3,661)	$8,696
Weighted average number of common shares, basic	10,613,424	10,706,972
Net income/(loss) per common share, basic	$(0.34)	$0.81

Net income / (loss) available to common stockholders, diluted	$(3,661)	$8,915
Weighted average number of common shares, diluted	10,613,424	12,602,547
Net income/(loss) per common share, diluted	$(0.34)	$0.71

As of March 31, 2022, securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect, were any incremental shares of the unexercised warrants, calculated with the treasury stock method, as well as shares assumed to be converted with respect to the Series A Convertible Preferred Shares calculated with the if-converted method. At March 31, 2022, there were no securities that could potentially dilute basic loss per share. These securities consist of outstanding warrants which amounted to 1,590,540, (PXSAW), which have an exercise price of $5.60, (exclusive of 4,683 underwriter’s warrants to purchase 4,683 Series A Convertible Preferred Shares at an average exercise price of $24.97 and 16,000 underwriter’s warrant to purchase 16,000 common shares with exercise price $5.60. The Company has also issued to the placement agent 428,571 non-tradeable warrants for the purchase of common shares, which can be exercised commencing one hundred eighty (180) days after the closing date, or on August 23, 2021 and expire on the five-year anniversary of the closing date, or on February 24, 2026. The initial exercise price per common share was $8.75, or 125% of the offering price of the shares.

10.	Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents, trade accounts receivable due from charterers and amounts due from related parties. The principal financial liabilities of the Company consist of long-term bank loans and trade accounts payable.

Interest rate risk: The Company’s loan interest rates are calculated at LIBOR/SOFR plus a margin, as described in Note 7 above, hence, the Company is exposed to movements in LIBOR and SOFR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10.0 million with a cap rate on LIBOR of 3.5%. The interest rate cap terminated on July 18, 2022. Similarly, on July 16, 2021, the same subsidiary purchased an additional interest rate cap for the amount of $9.6 million at a cap rate on LIBOR of 2% with a termination date of July 8, 2025. This cap was sold on January 25, 2023 and we realized a net cash gain of $0.5 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the expected credit losses. The Company places its cash and cash equivalents, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. On the balance sheet date there were no significant concentrations on credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the Consolidated Balance Sheets.

Currency risk: The Company’s transactions are denominated primarily in U.S. dollars; therefore, overall currency exchange risk is limited. Balances in foreign currency other than U.S. dollars are not considered significant.

F-12

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

10.	Risk Management and Fair Value Measurements: - Continued:

Fair value: The Management has determined that the fair values of the assets and liabilities as of March 31, 2023, are as follows:

	Carrying Value	Fair Value
Cash and cash equivalents (including restricted cash)	$30,545	$30,545
Trade accounts receivable	$4,987	$4,987
Trade accounts payable	$2,676	$2,676
Long-term debt with variable interest rates, net	$61,034	$61,034
Due to related parties	$1,107	$1,107

The Company performs an impairment exercise whenever there are indicators of impairment. No impairment loss was recognized for the three months ended March 31, 2023. As of December 31, 2022 and March 31, 2023, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate cap does not qualify for hedge accounting. The Company adjusts its interest rate cap contract to fair market value at the end of every period and records the resulting gain or loss during the period in the Consolidated Statements of Comprehensive Income / (Loss). Information on the classification, the derivative fair value and the gain/(loss) from financial derivative instruments included in the Consolidated Financial Statements is shown below:

	December 31,	March 31,
Consolidated Balance Sheets – Location	2022	2023
Financial derivative instrument – Other non-current assets	$619	$—

	Three months ended March 31,
Consolidated Statements of Comprehensive Loss – Location	2022	2023
Financial derivative instrument – Fair value at the beginning of the period	$74	$619
Financial derivative instrument – Additions of the period	—	—
Financial derivative instrument – Amounts received	—	(560)
Financial derivative instrument – Fair value as at period end	308	—
Gain/(Loss) from financial derivative instrument	$234	$(59)

The derivative instrument – interest rate cap was sold on January 25, 2023 and we realized a net cash gain of $0.6 million. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

Assets measured at fair value on a recurring basis: Interest rate cap

The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates. LIBOR rates are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy.

Assets measured at fair value on a non-recurring basis: Long lived assets held and used and held for sale

As of December 31, 2022 and March 31, 2023, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amount was fully recoverable for the Company’s vessels held and used. No impairment loss was recognized for the three months ended March 31, 2022 and 2023.

As of December 31, 2022 and March 31, 2023, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

F-13

PYXIS TANKERS INC.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

11.	Commitments and Contingencies:

Minimum contractual charter revenues: The Company employs certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments, charterers’ options to extend the lease terms at higher rates and termination clauses. The Company’s contracted time charters as of March 31, 2023, range from one to six months, with varying extension periods at the charterers’ option and do not provide for variable lease payments. Our time charters contain customary termination clauses which protect either the Company or the charterers from material adverse situations.

Future minimum contractual charter revenues, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on the vessels’ committed, non-cancelable, long-term time charter contracts as of March 31, 2023, are $10,213.

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying Consolidated Financial Statements.

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of March 31, 2023 and as of the date of the issuance of the Unaudited Interim Condensed Consolidated Financial Statements, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying Unaudited Interim Condensed Consolidated Financial Statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12.	Interest and Finance Costs, net:

The amounts in the accompanying unaudited interim Consolidated Statements of Comprehensive Income / (Loss) are analyzed as follows:

	Three months ended March 31,
	2022	2023
Interest on long-term debt (Note 7)	$699	$1,336
Interest on Promissory Note (Note 3)	111	69
Amortization of financing costs	81	69
Financing fees and charges	(17)	17
Interest from time deposits	—	(61)
Total	$874	$1,430

13.	Revenues, net:

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters). The following table presents the Company’s revenue disaggregated by revenue source for the three month periods ended March 31, 2022 and 2023:

	Three months ended March 31,
	2022	2023
Revenues derived from spot charters, net	$4,315	$3,055
Revenues derived from time charters, net	2,591	8,561
Revenues, net	$6,906	$11,616

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as December 31, 2022 and March 31, 2023:

	December 31, 2022	March 31, 2023
Accounts receivable trade from spot charters	$10,598	$5,151
Accounts receivable trade from time charters	35	—
Less: Bad debt provisions	(26)	(26)
Less: Allowance for credit losses	(138)	(138)
Total	$10,469	$4,987

14.	Subsequent Events:

Dividend payment: During April 2023, the Company paid monthly cash dividends of $0.1615 per share on its outstanding Series A Preferred Shares, amounting to $68. Similarly, on May 2, 2023, the board of directors of Pyxis declared a monthly dividend of $0.1615 per share, for the month of May 2023. The cash dividend of $68 will be payable on May 22, 2023, to holders of record as of May 15, 2023.

Annual shareholder meeting: At the scheduled annual 2023 shareholder meeting, held on May 11, 2023, the Company’s shareholders re-elected Mr. Basil Mavroleon and Mr. Robin Das as Class III Directors to serve for a term of three years until the 2026 annual meeting.

F-14